Simpson Thacher & Bartlett LLP
900 G Street, NW Washington, D.C. 20001

telephone: +1-202-636-5500 facsimile: +1-202-636-5502

April 4, 2025

VIA EDGAR

Re:	New Mountain Net Lease Trust
Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 16, 2025
File No. 000-56701

Ms. Kellie Kim and Ms. Jennifer Monick

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of New Mountain Net Lease Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Post-Effective Amendment No. 2 to respond to the Staff’s comments in its letter dated January 27, 2025, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 2 and used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G filed January 16, 2025

Item 4. Security Ownership and Certain Beneficial Owners and Management, page 136

1.	We note your response to prior comment 2. Please revise your disclosure to identify the natural person or persons who, directly or indirectly, have voting and dispositive control over the shares held by NM Fund I.

The Company has revised its disclosure on page 133 to identify the natural person with voting and or dispositive control over the shares held by NM Fund I.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-2-	April 4, 2025

Index to Financial Statements, page F-1

2.	We note your responses to prior comments 16 and 17 from our letter dated November 13, 2024. Specifically, you state that the company determined that the financial statements and supplemental information required by Rule 3-14 was required since it determined that its acquisition of the Seed Portfolio was probable as of the time it filed the registration statement. You further state that upon the acquisition by the company of the Seed Portfolio, the company expects that New Mountain Net Lease Partners Corporation (the “Existing REIT”) will be determined to be its predecessor. We are unable to agree with the company’s view that Rule 3-14 financial statements should be provided in lieu of complete audited historical financial statements for the probable acquisition of an entity that will be its predecessor. Please amend your filing to provide complete audited historical financial statements of the Existing REIT.

The Company has revised its disclosure on page 2 to incorporate by reference the Company’s Annual Report on Form 10-K for the year ended December 30, 2024, as filed with the SEC on March 28, 2025 (the “FY 2024 Form 10-K”). Accordingly, the Company respectfully directs the Staff to the disclosure in its Annual Report on Form 10-K, which includes the presentation of predecessor financial statements for the years ended December 31, 2024 and 2023. Additionally, please find enclosed as Appendix A, certain communications with the Staff relating to the financial statement presentation in the FY 2024 Form 10-K and Post-Effective Amendment No. 2.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Catherine De Lorenzo
Isabel Rivera

New Mountain Net Lease Trust
Teddy Kaplan, Chief Executive Officer and President
Kellie Steele, Chief Financial Officer
Arina Popova, Head of Legal

Appendix A

I.	Background/Facts

•	New Mountain Net Lease Trust (“NEWLEASE” or the “Company”) was formed on August 5, 2024. NEWLEASE’s investment strategy is to acquire, own, finance and lease a diversified portfolio of operationally critical, single-tenant, commercial net lease real estate assets located in the United States.

•	New Mountain Net Lease Partners, L.P. (“NM Fund I”), a private fund affiliated with New Mountain, owned a portfolio of net leased industrial assets comprising nearly 15.5 million square feet (the “Seed Portfolio”).

•	On January 2, 2025, NEWLEASE undertook a recapitalization through a series of transactions (the “Formation Transactions”), which resulted in its acquisition of the Seed Portfolio, as summarized below:

o	On January 2, 2025, NM Fund I contributed 100% of the outstanding common stock of New Mountain Net Lease Partners Corporation, a Maryland corporation (the “Existing REIT”), which prior to such contribution indirectly owned the Seed Portfolio (the “REIT Contribution”), to NEWLEASE in exchange for a number of the Company’s common shares based on the Seed Portfolio fair value, divided by $20.00.

o	Substantially concurrently with the REIT Contribution, the Existing REIT filed articles of conversion to convert to a Delaware limited partnership (the “OP Conversion”) on January 2, 2025.

o	In connection with the OP Conversion, the Existing REIT changed its name to NEWLEASE Operating Partnership LP (after such conversion and name change, referred to as, the “Operating Partnership”).

o	On January 2, 2025, NM Fund I then distributed in kind NEWLEASE’s common shares that it received in connection with the REIT Contribution to its existing partners in proportion to their ownership in NM Fund I immediately prior to the Formation Transactions, who had opportunity to elect to have their common shares repurchased by the Company.

•	NEWLEASE initially filed its Registration Statement on Form 10 (the “Registration Statement”) on October 17, 2024, and such Registration Statement became effective on December 16, 2024.

•	At the time the Registration Statement became effective, NEWLEASE’s acquisition of the Seed Portfolio had not occurred.

•	The Form 10 was not used in connection with the Formation Transactions or any offering.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-4-	April 4, 2025

II.	Proposed Financial Statement Presentation for FY2024 Form 10-K and Post-Effective Amendment to Form 10

•	NEWLEASE Balance Sheet as of December 31, 2024 (Audited) and Notes thereto

•	NM Fund I Predecessor (Audited)

o	Consolidated Balance Sheet as of December 31, 2024 and 2023

o	Consolidated Statements of Operations for the years ended December 31, 2024 and 2023

o	Consolidated Statement of Changes of Equity for the years ended December 31, 2024 and 2023

o	Consolidated Statement of Cash Flows for the years ended December 31, 2024 and 2023

o	Notes to Consolidated Financial Statements

III.	Key Reasons for Presentation / Request to Omit FY 2022:

•	Although the Form 10 financial statement went effective in December 2024, the Formation Transactions did not close until January 2025 and therefore the Issuer did not become a predecessor in 2024. If the Form 10 effective date coincided with the closing of the Formation Transactions, the Company would not be required to provide audited financial information of the predecessor for FY 2022.

o	The Company determined to voluntary file the Registration Statement in advance to provide all investors with the level of transparency from an Exchange Act reporting perspective (which it would not be permitted to do without filing the Registration Statement) that investors in similarly situated retail products receive, as well as for certain ERISA and tax considerations.

o	The Form 10 is not an offering document and no investment decision was made on the basis of the Form 10. Therefore, including audited financial statements of the predecessor through a post-effective amendment does not provide any meaningful information to investors, as their investment decision (on the basis of Private Offering Document) has already been made.

•	NM Fund I historically used “investment company” accounting and not historical cost basis. Therefore, it is costly to have the financial statements re-issued / audited. Such expenses will be born by all investors of NEWLEASE and therefore will reduce investor returns.

•	No comparative periods for FY 2022 will be required going forward in connection with NEWLEASE’s Exchange Act reporting.